KPMG LLP 345 Park Avenue New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 16, 2022, with respect to the financial statements and financial highlights of the twelve portfolios comprising Harding, Loevner Funds, Inc., as of October 31, 2022, and for the respective years presented therein, incorporated herein by reference. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses, “Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

February 27, 2023

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.